Exhibit 99.121

WonderFi Announces Regulatory Approval for Acquisition of Coinberry and Expected Closing Date of July 4, 2022

Vancouver, British Columbia--(Newsfile Corp. - June 1, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") is pleased to announce that the Ontario Securities Commission, principal regulator of Coinberry Limited ("Coinberry"), has granted its regulatory approval in connection with WonderFi's acquisition of Coinberry. WonderFi and Coinberry expect the acquisition to close on July 4, 2022, subject to closing conditions. On closing, Coinberry will become the second licensed crypto asset trading platform in Canada wholly owned by WonderFi, along with Bitbuy Technologies Inc.

WonderFi's CEO Ben Samaroo commented: "This regulatory approval is a significant step for WonderFi in our path to becoming a global leader in crypto. Both teams are excited to proceed with closing the transaction and begin working together on growing WonderFi's offering of secure and compliant crypto across the globe."

WonderFi's General Counsel and Chief Legal Officer Adam Garetson further commented: "Obtaining securities regulatory approval for the acquisition of Coinberry was a groundbreaking moment in the ongoing development of the compliant crypto market and sets a strong precedent for future regulated consolidation both domestically and internationally. We are thrilled to continue to be on the front lines of legal and regulatory innovation in the digital asset space."

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact:

Binu Koshy, Communications Director

binu@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi provides unified access to digital assets including crypto, DeFi, gaming and NFTs, in a compliant and regulated environment. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access finance in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes the anticipated benefits of the transaction, the ability of the Company and Coinberry to obtain all necessary shareholder and regulatory approvals, and the ability of the Company and Coinberry to close the transaction on the terms and timing described herein, or at all.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the inability of the Company and Coinberry to integrate successfully such that the anticipated benefits of the transaction are realized, the inability of the Company and Coinberry to obtain the necessary regulatory and shareholder approvals for the transaction, the inability of the Company and Coinberry to close the transaction on the terms and timing described herein, or at all, the inability of the Company to work effectively with strategic investors; and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that termis defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/126043